                             SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 2)*


                       BIG BUCK BREWERY & STEAKHOUSE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   089072 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               WILLIAM F. ROLINSKI
                           550 SOUTH WISCONSIN STREET
                             GAYLORD, MICHIGAN 49734
                                 (517) 731-0401
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               SEPTEMBER 29, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_| .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.


---------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                         (Continued on following pages)


                                Page 1 of 4 Pages


------------------------------------------------                     -----------------------------------------------
CUSIP No.    089072 10 2                                13D                           Page 2 of 4 Pages
---------------------------------
------------------------------------------------                     -----------------------------------------------

--------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            WILLIAM F. ROLINSKI

--------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) / /
          (b) / /

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3         SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                            PF

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               / /


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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                            USA

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                              7        SOLE VOTING POWER

         NUMBER OF                                    958,895
           SHARES
        BENEFICIALLY        ----------------------------------------------------------------------------------------
          OWNED BY            8        SHARED VOTING POWER
            EACH
         REPORTING                                    0
           PERSON           ----------------------------------------------------------------------------------------
            WITH              9        SOLE DISPOSITIVE POWER

                                                      958,895

                            ----------------------------------------------------------------------------------------

                              10       SHARED DISPOSITIVE POWER

                                                      0

--------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     958,895
--------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                / /
--------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     17.3%
--------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                                     IN
--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 4 Pages

William F. Rolinski (the "Shareholder") hereby amends his statement on Schedule 13D (the "Schedule 13D") originally filed on July 11, 1996, and amended on June 14, 1999, with respect to his beneficial ownership of shares of common stock, par value $0.01 per share, of Big Buck Brewery & Steakhouse, Inc., a Michigan corporation.

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Shareholder beneficially owned 958,895 shares of common stock, representing 17.3% of the class, as of September 29, 2000. Such number includes 840,608 shares of common stock and options to purchase 118,287 shares of common stock, at prices ranging from $2.125 to $4.75 per share, which are exercisable within 60 days of September 29, 2000.
         (b) The Shareholder has sole power to vote and to dispose of all the shares described herein.
         (c)      Not applicable.
         (d) The Shareholder knows of no person who has the right to receive the power to direct the rceipt of dividends from or the proceeds from the sale of the shares reported herein.
         (e)      Not applicable.


                                Page 3 of 4 Pages

                                    SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 29, 2000




                                     /s/ William F. Rolinski
                                     ------------------------------------------
                                     William F. Rolinski
                                     Chief Executive Officer, President and
                                     Chairman of the Board




                                Page 4 of 4 Pages